UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

WINTON FUTURES FUND, L.P. (US)
(Exact name of registrant as specified in its charter)

COLORADO	84-1008601
(State or other jurisdiction of incorporation or organization)	I.R.S. Employer Identification No.)

c/o ALTEGRIS PORTFOLIO MANAGEMENT, INC.
1202 Bergen Parkway, Suite 212
Evergreen, Colorado 80439
(Address of principal executive offices) (zip code)

David Mathews
Altegris Investments, Inc.
1200 Prospect St., Suite 400
La Jolla, California 92037

(858) 459-7040
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________

Copies to:

Nathan A. Howell
Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603

Securities to be registered pursuant to Section 12(b) of the Act:        None

Securities to be registered pursuant to Section 12(g) of the Act:                Limited Partnership Interests
                                            (Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer    ☐                                                                                                                            Accelerated filer        ☐
Non-accelerated filer      ☐    (Do not check if a smaller reporting company)                Smaller reporting company ☒

Table of Contents

Item 1: Business 1

  i

WINTON FUTURES FUND, L.P. (US)

Item 1: BUSINESS

WINTON FUTURES FUND, L.P. (US)

ORGANIZATIONAL CHART

The organizational chart below illustrates the relationships among the various service providers to Winton Futures Fund, L.P. (US) (the “Partnership”), to which Altegris Portfolio Management, Inc. (d/b/a APM Funds), an Arkansas corporation, acts as general partner (“APM Funds” or the “General Partner”).

General Development of Business

The Partnership is a limited partnership organized under the Colorado Uniform Limited Partnership Act (the “CULPA”) in March 1999.  The Partnership’s business is the speculative trading and investment in international futures, options and forward markets.  The Partnership commenced its trading and investment operations in November 1999.  Under the Partnership’s First Amended Agreement of Limited Partnership (the “Partnership Agreement”), the General Partner has sole responsibility for management and administration of all aspects of the Partnership’s business.  Investors purchasing limited partnership interests (the “Interests”) in the Partnership (“Limited Partners”) have no rights to participate in the management of the Partnership.  APM Funds is currently registered as a commodity pool operator (“CPO”) with the Commodity Futures Trading Commission (“CFTC”) and is a member of the National Futures Association (“NFA”).  The Partnership has retained Winton Capital Management Limited (the “Advisor”), a United Kingdom company, to act as trading advisor to the Partnership and to manage the Partnership’s trading and investment operations.  Interests are sold through Altegris Investments, Inc. (“Altegris Investments”), an affiliate of APM Funds, and through other non-affiliated broker-dealers.  Altegris Investments is registered with the Securities and Exchange Commission (“SEC”) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”) and is also registered with the CFTC as an introducing broker (“IB”) and commodity trading advisor (“CTA”), and is a member of the NFA. Altegris Investments also provides administrative services to the Partnership.

The Partnership’s term will end upon the first to occur of the following:

·	December 31, 2035;

·
receipt by the General Partner of an election to dissolve the Partnership at a specified time by Limited Partners owning more than 50% of the Interests then outstanding, notice of which is sent by registered mail to the General Partner not less than ninety (90) days prior to the effective date of such dissolution;

·	withdrawal (including withdrawal after suspension of trading), admitted or court decreed insolvency or dissolution of the General Partner;

·	termination of the Partnership pursuant to the terms of the Partnership Agreement; or

·	any event that makes it unlawful for the existence of the Partnership to be continued or requiring termination of the Partnership.

The Partnership is not required to be, and is not, registered under the Investment Company Act of 1940, as amended.

The Partnership’s business constitutes only one segment for financial reporting purposes (i.e., a speculative commodity pool).  The Partnership does not engage in sales of goods or services.

As of June 30, 2008, the aggregate net asset value of the Interests in the Partnership was $200,263,221.  The Partnership operates on a calendar fiscal year and has no subsidiaries.

Narrative Description of Business

(i)    General

Capital contributions by a single subscriber for any class of Interest, upon acceptance of the subscriber as a Limited Partner, represent a single interest in the Partnership for that subscriber’s respective class of Interest.  An Interest in each class reflects a Partner’s percentage of the Partnership’s net assets with respect to the class of Interest owned by the Partner.  Although separate classes of Interests are offered, all capital contributions to the Partnerships are pooled by the Partnership and traded as a single account.  The principal differences among the separate classes of Interests are based on minimum investment amounts, corresponding fees and/or distribution channels through which subscribers purchase Interests.  Otherwise, holders of Interests, regardless of which class, participate pro rata in the profits and losses of the Partnership and have identical rights, as Limited Partners, under the Partnership Agreement.

The Partnership currently offers three classes of Interests – Class A, Class B and Institutional Interests.

Class A Interests are generally intended for Limited Partners who purchase Interests through a broker in an amount of up to $1,499,999.

Class B Interests are generally intended for Limited Partners who purchase Interests through a fee-based advisory program in an amount of up to $1,499,999.

Institutional Interests are generally intended for Limited Partners that (i) initially purchase at least $1.5 million in Interests regardless of whether they purchase their Interests through a broker or a fee based advisory program or that are (ii) entities or individuals (including their affiliates) that in the aggregate have assets of at least $25 million, or (iii) hedge and commodity funds.  The General Partner, its affiliates and their employees are eligible to purchase Institutional Interests.

The Partnership Agreement allows the Partnership to issue multiple classes of Interests, and authorizes the General Partner, in its discretion, to declare any Limited Partner a “Special Limited Partner” to which fees charged may differ than those charged to other Limited Partners.  Notwithstanding fee differences, the Interest of a Special Limited Partner (described as a “Special Interest” in the Partnership’s financial statements) is otherwise subject to the same rights, privileges and obligations under the Partnership Agreement as any other Limited Partner.  Additional information regarding fee differences among Limited Partners can be found in the explanations immediately following the table of “Fees Paid by the Partnership to Certain Entities” below.

(ii)    The General Partner

The General Partner of the Partnership, Altegris Portfolio Management, Inc. is an Arkansas corporation formed in 1985 as Rockwell Futures Management, Inc (“Rockwell”).  It has been registered with the CFTC as a CPO since November 1985, and has been a member of the NFA in that capacity, since December 1985.  In July 2002, all of the outstanding shares of Rockwell were sold to Altegris Capital, L.L.C. (“Altegris Capital”) and its name was changed to Altegris Portfolio Management Inc.  In 2007, the General Partner began doing business as “APM Funds.”  APM Funds’ principal office is located at 1202 Bergen Parkway, Suite 212, Evergreen, Colorado 80439 and its telephone numbers there are 858-875-8725 or 888-351-8485 and its facsimile number is 303-674-0437.  APM Funds also maintains an office at 1200 Prospect Street, Suite 400, La Jolla, California 92037 and its telephone number there is 858-459-7040 and its facsimile number is 858-456-9209.

(iii)    The Advisor

Winton Capital Management Limited, a United Kingdom company, became registered with the CFTC as a CTA in January 1998 and as a CPO in December 1998.  It is a member of the NFA.  The Advisor is also authorized and regulated by the United Kingdom’s Financial Services Authority (FSA).  The Advisor was established in 1997 and specializes in systematic trading using advanced scientific methods.  The Advisor since inception has traded, and continues to trade, on over 120 futures, options and forwards markets worldwide pursuant to various proprietary models based on statistical properties of market behavior.

(iv)    The Trading Program

The Partnership is designed to produce long-term capital appreciation through growth, and not current income.  APM Funds has selected the Advisor to trade one of the Advisor’s proprietary trading models, the Winton Diversified Program (the “Program”), on behalf of the Partnership.  Since October 1997, the Advisor has managed 147 client accounts pursuant to the Program, of which 46 remained open as of January 2008.  The Advisor currently has the authority to trade the Program in all the easily accessible and liquid commodity interests (comprising international futures, options and forward markets) that it practically can, which currently consists mainly of commodity interests that are futures, options and forward contracts and certain over-the-counter (OTC) products, such as swaps in the following areas: stock indices, bonds, short term interest rates, currencies, precious and base metals, grains, livestock, energy and agricultural products.

The Advisor’s investment technique in trading the Program consists of trading a portfolio of more than 100 commodity interests (subject to regulatory and client constraints) on major commodity exchanges and forward markets worldwide, employing a computerized, technical, principally trend-following trading system.  This system tracks the daily price movements and other data from these markets around the world, and carries out certain computations to determine each day how long or short the portfolio should be to maximize profit within a certain range of risk.  If rising prices are anticipated, a long position will be established; a short position will be established if prices are expected to fall.

The trading methods applied by the Advisor to trade the Program on behalf of the Partnership are proprietary, complex and confidential.  As a result, the following explanation is of necessity general in nature and not intended to be exhaustive.  The Advisor plans to continue the research and development of its trading methodology and, therefore, retains the right to revise any methods or strategy, including the technical trading factors used, the commodity interests traded and/or the money management principles applied.

The Program traded by the Advisor pursues a technical trend-following system.  Technical analysis refers to analysis based on data intrinsic to a market, such as price and volume.  This is to be contrasted with fundamental analysis which relies on factors external to a market, such as supply and demand.  The Program uses no fundamental factors.

A trend-following system is one that attempts to take advantage of the observable tendency of the markets to trend (that is, to move from one price point to another, either higher or lower over a period of time), and to tend to make exaggerated movements in both upward and downward directions as a result of such trends.  These exaggerated movements are largely explained as a result of the influence of crowd psychology or the herd instinct, amongst market participants.

The Advisor developed the Program by relating the probability of the size and direction of future price movements with certain indicators derived from past price movements which characterize the degree of trending of each market at any time.

The Program is non-discretionary.  Trade selection is not subject to intervention by the Advisor and therefore is not subject to the influences of individual judgment.  As a mechanical trading system, the Program itself embodies the tools required to analyze market data and direct trades, thus eliminating the risk of basing a trading program on one indispensable person, and the Program’s output is rigorously adhered to in trading the portfolio and no importance is given to any external or fundamental factors.

The Advisor will select the type of order to be used in executing each trade on behalf of the Partnership and may use any type of order permitted by the exchange on which the order is placed.  The Advisor may place individual orders for each account it trades, or a block order for all accounts it trades, in which the same commodity interest is being cleared through the same clearing broker.  In the latter instance, the Advisor will allocate trades to individual accounts using a proprietary algorithm.  The aim of this algorithm is to achieve an average price for transactions as close as mathematically possible for each account.  This takes the form of an optimization process where the objective is to minimize the variation in the average traded price for each account.  On occasion, it may direct the clearing broker for the accounts to employ a neutral order allocation system to assign trades.   Partial fills will be allocated in proportion to account size.

The trading strategy and account management principles of the Program described above are factors upon which the Advisor will base its trading decisions.  Such principles may be revised from time to time by the Advisor as it deems advisable or necessary.  Accordingly, no assurance is given that all of these factors will be considered with respect to every trade or recommendation made on behalf of the Partnership or that consideration of any of these factors in a particular situation will lessen the risk of loss or increase the potential for profits.

(v)    Use of Proceeds

In general, the Advisor uses between 10% and 30% of the Partnership’s assets as initial margin or as option premiums, but depending on market factors, that amount could change significantly.  For example, exchanges will impose, and may increase margin requirements on, particularly volatile futures contracts, or may reduce margin requirements on those contracts the trading of which is thought to require market stimulation.  Similarly, exchanges impose margin requirements on writers of options in amounts based on the margin required for the futures contract(s) underlying the options, plus an amount substantially equal to the current premium for the options – which in each case will fluctuate as exchanges change margin requirements in response to trading in the markets.  All of the Partnership’s assets are available for margin.

Due to the high degree of leverage available in the futures markets (the margin deposits required to initiate individual futures positions typically range from as little as 2% up to no more than approximately 25% of contract value, and maintenance margins tend to be significantly lower), the Partnership ordinarily holds futures positions with a gross value ranging between two times and four times its net asset value, but may hold positions with a gross value outside this range from time to time.

The Partnership’s portfolio, as traded by the Advisor pursuant to the Program, consists primarily of commodity interests that are futures, options and forward contracts and certain over-the-counter (OTC) products, such as swaps in the following areas: stock indices, bonds, short term interest rates, currencies, precious and base metals, grains, livestock, energy and agricultural products.  The percentage of the Partnership’s assets allocated to any specific type of commodity interest or contract traded by the Program will vary from time to time.

Between 10% and 30% of the Partnership’s assets generally is deposited in the Partnership’s brokerage accounts, currently at Newedge USA, LLC (“Newedge”), the Partnership’s clearing broker, and/or Newedge Alternative Strategies, Inc. (“NAST”) (which may from time to time execute spot and other over-the-counter foreign exchange transactions as a counterparty to the Partnership), and is available for trading by the Advisor.  The Partnership may also retain other brokers and/or dealers from time to time to clear or execute a portion of Partnership trades made by the Advisor pursuant to the Program.  Newedge maintains the Partnership’s assets in cash or Treasury securities and credits the Partnership with interest on those assets.

A portion of the Partnership’s assets is deposited in an account in the custodial department of The Northern Trust Company, and invested in U.S. government securities, commercial paper and/or other types of high quality interest-bearing obligations at the direction of Horizon Cash Management, L.L.C. (“Horizon”).  Horizon is registered with the SEC as an investment adviser.  Horizon may use sub-advisors to attempt to increase yield.  Horizon receives fees for its services.

The balance of the Partnership’s assets is deposited in bank accounts at Wilmington Trust Corporation and is used to pay Partnership operating expenses.  The percentage of the Partnership’s assets deposited with various firms is subject to change in the General Partner’s sole discretion.

Charges

The Partnership pays all of its ongoing liabilities, expenses and costs, including the charges described in the table below.  Additional explanation of certain terms used in the chart below immediately follows it.

Fees Paid by the Partnership to Certain Entities
Entity	Form of Compensation	Amount of Compensation

APM Funds	Management fee	Class A Interests: 0.104% of the management fee net asset value of the capital account balances of all Class A Interests (1.25% per annum).
Class B Interests: 0.104% of the management fee net asset value of the capital account balances of all Class B Interests (1.25% per annum).
Institutional Interests: 0.0625% of the management fee net asset value of the capital account balances of all Institutional Interests (0.75% per annum).
Altegris Investments, other selling agents and other appropriately registered persons	Selling commissions and continuing compensation
Class A Interests: 0.166% of the month-end net asset value apportioned to each Class A Interest sold by selling agents (2% per annum). Net asset value as used in this computation is prior to any adjustment for subscriptions or redemptions effective for the end of the month.

Class A, B & Institutional Interests: Unless waived by a selling agent in whole or in part, a selling agent may charge a commission which will be paid by the subscriber to the selling agent in an amount up to 3% of the value of the Interests purchased. Any commission, if charged, will not be included as part of a subscriber’s capital contribution to the Partnership.

The Advisor	Management Fee Incentive fee
0.083% of the management fee net asset value (described below) of the capital account balances of all Interests (1.0% per annum).

20% of quarterly trading profits applicable to each Class of Interests is paid to the Advisor.

Newedge and NAST	Brokerage commissions, fees and interest income
Brokerage commission charges of $9.75 per round-turn for trades on both U.S. exchanges and most foreign exchanges.  Brokerage commissions for certain contracts on some foreign exchanges may be substantially higher.  Transaction fees for spot and forward currency trades are at the rate of $25.00 per USD $1 million or foreign currency equivalent traded.  Certain additional charges may also apply.  Commission rates per round-turn charged by clearing brokers other than Newedge, if utilized by the Partnership, may differ and could be higher. Newedge and/or NAST retain a portion of the interest income earned on the Partnership’s assets.
Altegris Investments (as Introducing Broker)	Brokerage commissions, transaction fees and interest income
Newedge and/or NAST will pay Altegris a portion of the brokerage commissions and transaction fees received from the Partnership (approximately 0.30% of the Partnership’s net asset value per annum).  They will also pay Altegris Investments a portion of the interest income received on the Partnership’s assets (approximately 0.20% of the Partnership’s net asset value per annum).

APM Funds and various service providers	Periodic operating expenses, fixed administrative fee and other expenses
Actual operation expenses incurred by the Partnership.  A fixed administrative fee is charged to Class A and Class B Interests equal to 0.0275% of the management fee net asset value of the capital account balance of all Class A and Class B Interests from June 2008 forward, which fee is payable to APM Funds to help defray the ongoing expenses of operating the Partnership (0.333% per annum).

	Extraordinary expenses	Not subject to estimate, none to date.

“Management fee net asset value” means the net asset value apportioned to each Partner’s capital account at the beginning of the month, before deduction for any accrued incentive fees related to the current quarter.

“Net asset value” means the Partnership’s total assets less total liabilities, determined according to the following principles, and where no such principle is governing, then on the basis of generally accepted accounting principles, consistently applied.  Net asset value includes any unrealized profit or loss on open commodity interest positions.  All open commodity interest positions are valued at their market value which means the settlement price determined by the exchange on which the trade is made or the most recent appropriate quotation supplied by the Partnership’s broker or banks through which the trade is made.  If there are no trades on the date of the calculation, the contract will be valued at the nominal settlement price as determined by the exchange.  U.S. Treasury bills (not futures contracts thereon) are carried at cost plus accrued interest.

“Trading profits” (for purposes of calculating incentive fees paid by the Partnership to the Advisor only) during a calendar quarter means: cumulative realized and change in unrealized profits and losses during the quarter which result from the

Advisor’s trading (over and above the aggregate of previous period profits, if any, as of the end of any prior quarter); less brokerage commissions and fees.

“Incentive fees” paid to the Advisor on trading profits are accrued for purposes of calculating net asset value only.  Incentive fees are calculated separately for each Partner’s Interest.  If trading profits for a quarter as to an Interest are negative, such losses shall constitute a “Carryforward Loss” for the beginning of the next quarter.  No incentive fees are payable as to any Interest until future trading profits as to that Interest for the following quarters exceed any Carryforward Loss.  Therefore, the Advisor will not receive an incentive fee unless it generates new trading profits for an Interest.  An incentive fee will not be refunded by virtue of subsequent losses. If a Partner makes a partial redemption from the Partnership when there is a Carryforward Loss with respect to its Capital Account, the amount of the Carryforward Loss for such Partner will be reduced for future periods by the ratio obtained by dividing the amount of the redemption by such Partner’s Capital Account prior to such redemption.  If all or some of a Partner’s Interest is redeemed at any time other than on a calendar quarter month-end, the effective date of such redemption will be treated as a calendar quarter month-end for purposes of determining the amount of such incentive fee and the definition of trading profits, and the applicable incentive fee at such time, will be charged to the redeeming Partner in the proportion that the redeemed Interest bears to such Partner’s total Interest immediately before the redemption.

The terms of the Partnership Agreement allow the General Partner, in its sole discretion, to charge fees to certain Limited Partners that differ from the fees generally applicable to holders of Class A, Class B and Institutional Class Interests.  The specific circumstances under which the General Partner may exercise such discretion are varied, and could include, but are not limited to, consideration as to the type of investor, size of investment and/or commitment for future additional investments.  Any determination to charge a different fee to certain Limited Partners does not affect fees charged to other Limited Partners.

Conflicts of Interest

APM Funds has not established any formal procedures to resolve conflicts of interest.  APM Funds attempts to monitor these conflicts but does not assure that these conflicts will not, in fact, result in adverse consequences to the Partnership.

Relationship between APM Funds and Altegris Investments

APM Funds and Altegris Investments are subsidiaries of the same holding company, Altegris Capital.  As general partner, APM Funds is responsible for, among other things, selecting the Partnership’s commodity broker and selling agents.  Altegris Investments is one of the selling agents for the Partnership.  As a selling agent for the Partnership, Altegris Investments receives continuing compensation from the Partnership in the form of a monthly fee allocable to the outstanding Class A Interests it sells, and may also receive selling commissions.  Altegris Investments may also receive from APM

Funds a portion of its management fees.  Altegris Investments may remit all or a portion of the selling commissions, continuous compensation and/or management fees that it receives from the Partnership or APM Funds to its principals who are also principals of APM Funds.  As a result, APM Funds and its principals have a conflict of interest between their fiduciary duty to the Partnership to select selling agents that may act in the Partnership’s best interest and their interest, financial and otherwise, in having Altegris Investments act in such capacity for the Partnership.  In addition, APM Funds is responsible for selecting the Partnership’s trading advisor.  Because Altegris Investments, an affiliate of APM Funds, acts as an IB to Newedge and receives a portion of the brokerage commissions paid to Newedge and foreign exchange transaction fees paid to NAST by the Partnership, APM Funds has a conflict of interest between its interest in selecting the best trading advisor for the Partnership and its interest in selecting a trading advisor that may trade more frequently through Newedge (or another clearing broker for which Altegris Investments may act as IB for in the future) or NAST and in turn generate higher commission income for APM Funds’ affiliate, Altegris Investments.  In addition, Altegris Investments receives a portion of the interest income earned on the Partnership’s assets.  The terms upon which Altegris Investments renders services to the Partnership and receives commissions, interest and continuing compensation were not negotiated at arm’s length.

Altegris Investments Acts as the Partnership’s Introducing Broker

Altegris Investments is an IB to Newedge and has introduced the Partnership’s account to Newedge, which clears the Partnership’s futures trades.  Its affiliate, NAST, executes foreign exchange, spot and other over-the-counter transactions with the Partnership, as principal.  As such, Newedge pays Altegris Investments a portion of the brokerage commissions that are paid to it by the Partnership and NAST pays a portion of the transaction fees it receives (approximately 0.30% of the Partnership’s net asset value per annum) and a portion of the interest income that Newedge earns on the Partnership’s assets (approximately 0.20% of the Partnership’s net asset value per annum).  Although the portion of the brokerage commissions paid by Newedge, and transaction fees by NAST, to Altegris Investments on the Partnership’s trading was negotiated by APM Funds, the brokerage commission and transaction fee rate paid by the Partnership to Newedge and NAST was determined by APM Funds without negotiation.  Similarly the percentage of the interest income paid by Newedge to Altegris Investments was negotiated by APM Funds.  There is no guarantee that the commission rates the Partnership pays are the lowest rates available or that the Partnership might not receive more interest income from another futures commission merchant (“FCM”).  In fact, certain other accounts of the Advisor, Newedge (and its affiliates), NAST and Altegris Investments pay lower brokerage commission and transaction rates than those paid by the Partnership.  Future arrangements with clearing brokers other than Newedge, if entered into by the Partnership, could raise similar or different conflicts of interests, depending on the particular nature of any such arrangements.

Selling Agents and Continuing Compensation

Selling agents, including Altegris Investments, are engaged by the Partnership.  Selling agents receive continuing compensation based on the Interests sold by them that remain invested in the Partnership as of the end of each month.  Consequently, when advising clients whether to redeem their Interests, selling agents have a conflict of interest between maximizing the compensation they receive from the Partnership and giving financial advice to their clients that the selling agents believe to be in such clients’ best interests.

Other Investment Products and Customers/Compensation

Because APM Funds (an affiliate of Altegris Investments) acts as the Partnership’s general partner, and receives fees for its services in addition to those received by Altegris Investments for sales, the overall fees received by APM Funds and Altegris Investments could be higher than fees received by Altegris Investments for the sales of products for which it acts only as a selling agent.  Accordingly, Altegris Investments may have an incentive to offer and sell Interests in the Partnership instead of other products.  Altegris Investments may pay its registered representatives a higher level of compensation to sell Interests in the Partnership than it pays such representatives to sell other products, which would provide an incentive to sell Interests in the Partnership rather than other investment products.

Other Commodity Pools

APM Funds acts as the general partner for other pools.  It may have a financial incentive to favor those pools (or others it may form in the future) over the Partnership, for example if those other pools pay higher fees to APM Funds than the Partnership.

Possible Effects of Competition

Because other traders may use trading strategies similar to those of Winton, there may be competition for the same commodity interests.  Accounts currently managed by the Advisor seek execution of trading orders similar to those of the Partnership.  In addition, the Advisor, APM Funds, Altegris Investments, Newedge, NAST and their affiliates may trade for their own accounts or the accounts of their principals.  Accounts managed by the Advisor and its principals are aggregated for purposes of applying speculative position limits.  If those limits apply, the Partnership’s trading patterns could change.  It is possible that those persons may take positions either similar or opposite to or ahead of positions taken by the Partnership and may compete with the Partnership for commodity positions.  It is also possible that Newedge or NAST may have orders for certain trades from the Partnership and other accounts, including other pools operated by APM Funds, the Advisor or their affiliates, and the Partnership’s trades may be executed at more or less favorable prices.  CFTC regulations require that Newedge transmit all orders to the floor in the order in which they are received regardless of the source.  In addition, CFTC regulations prohibit commodity brokers from using knowledge of the Partnership’s trades for their or their other customers’ benefit.

Other Activities of Newedge and its Affiliates

As part of their commodity brokerage services, certain account executives of Newedge, NAST and/or their affiliates offer and service discretionary and non-discretionary commodity account programs for customers.  The selection of commodity trades for such accounts is made by the particular account executive handling the accounts or by a CTA engaged for such purpose.  Neither Newedge nor NAST, and their respective employees and affiliates, will perform any advisory services for the Partnership.

Duties to Contract Markets and the NFA

Certain officers, directors, employees and principals of APM Funds, Altegris Investments, Newedge, NAST and the Advisor serve, and may serve, on various committees and boards of U.S. commodity exchanges and the NFA.  In that capacity, they may assist in establishing rules and policies, and have a fiduciary duty to the exchanges and NFA, and are required to act in their best interests, even if the action may be adverse to that of the Partnership.

Allocation of Profit and Loss

    Each Limited Partner and the General Partner has a capital account, the initial balance of which consists of such Partner’s original capital contribution to the Partnership.  The Partnership has established procedures in its Partnership Agreement for allocating net profit and net loss to each Partner’s capital account.  Net profit and net loss for a period, and other adjustments to a capital account, are allocated to each Partner’s capital account in proportion to the capital account balances of all Partners holding the same Class of Interest as such Partner, as of the beginning of each month.  Adjustments to Partners’ capital accounts will be made in respect of additions or withdrawals of capital, distributions, allocations of net profit or net loss, allocations of profits or losses for federal income tax purposes, and deductions for applicable management fees, incentive fees, continuing compensation, administrative fees (in varying amounts depending on the class of Interest acquired), and all other items chargeable against Partner capital accounts pursuant to the terms of the Partnership Agreement.

Reporting

Pursuant to current CFTC Regulations, the Partnership delivers a statement of account describing the Partnership’s monthly performance.  In addition, the Partnership delivers an annual audited financial statement containing certified financial statements prepared by an independent accounting firm as well as year-end tax information about the Partnership as necessary for Limited Partners to prepare their annual federal income tax returns within ninety (90) days of the Partnership’s fiscal year end.

Items 101(h)(4)(i) through (xiii) and (x) and (xi) are not applicable.

Regulation

APM Funds is registered with the CFTC as a CPO and the Advisor is registered with the CFTC as a CPO and CTA.  Both APM Funds and the Advisor are also members of the NFA.

The CFTC may suspend a CPO’s or CTA’s registration if it finds that its trading practices tend to disrupt orderly market conditions or in certain other situations.  In the event that the registrations of APM Funds or the Advisor were terminated or suspended, APM Funds or the Advisor, as applicable, would be unable to continue to manage the business of the Partnership.  Should APM Funds’ or the Advisor’s registration be suspended, termination of the Partnership might result.  In addition to such registration requirements, the CFTC and certain commodity exchanges have established limits on the maximum net long or net short positions that any person may hold or control in particular commodities.  Most exchanges also limit the changes in futures contract prices that may occur during a single trading day.

The Advisor is regulated by the Financial Service Authority of the United Kingdom.

All persons who provide services directly to the Partnership (as opposed to those persons who provide services through a third-party service provider) are employed by Altegris Investments. The Partnership has no employees of its own.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2008	WINTON FUTURES FUND, L.P. (US)
By: ALTEGRIS PORTFOLIO MANAGEMENT, INC. (d/b/a APM Funds), its general partner
/s/ Jon C. Sundt

Jon C. Sundt, President